Exhibit 99.1

Beamr in Q2-2024: Enhancements to Beamr Cloud and Collaborations with Industry Giants

Beamr Issues Q2-2024 CEO Letter to Shareholders and Announces its First Half 2024 Financial Results

Herzliya, Israel, Aug. 06, 2024 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today issued a Letter to Shareholders from Sharon Carmel, Chief Executive Officer, including its financial results for the six months ended June 30, 2024.

Dear Shareholders:

I am pleased to update you on our Q2-2024 activities and progress, which include significant developments in Beamr Cloud video services, Beamr product enhancements and collaborations with industry giants.

These developments span the integration of artificial intelligence (AI) features into Beamr Cloud, an improved pricing model for our products and demonstrations at industry premier events, including optimization of real-time video streaming and videos rendered from 3D models.

To support our future growth, we have appointed two new senior management roles, a Chief Operations Officer and a Head of Human Resources.

We believe that Beamr Cloud’s new AI services are only the tip of the iceberg – as the video world undergoes a revolution, video processes are no longer focused mainly on storage and streaming challenges, but also video that itself transforms into AI video.

AI video allows, for example, searching inside the video just like in text. It could also include enhancement of quality, appearance and acceleration of delivery to customers. Later this year, we plan to release additional video AI enhancement features into Beamr Cloud.

While we continuously maintain our progress, in this letter I will highlight our achievements in Q2-2024 and the first half of 2024, along with recent developments and plans for the coming months.

Significant Developments in Beamr Cloud Video Services

Beamr Cloud was launched in February 2024, designed to provide an automatic, easy-to-use and scalable video processing in the cloud. Beamr Cloud was first launched on Amazon Web Service (AWS) and is now available via Oracle Cloud Infrastructure (OCI) as well (see “Collaborations with Industry Giants” below).

Along with high-performance video processes, based on GPU accelerated computing, Beamr Cloud aims to support modernization of video repositories and libraries to advance formats such as AV1 (AOMedia Video 1) - a high-quality, future-proofed and royalty free video format backed by tech giants.

Thanks to Beamr’s technological ability to significantly reduce video files size without compromising quality, Beamr Cloud is poised to accelerate machine learning training. Case studies published by Beamr showed that optimizing videos, leveraging them with smaller, faster capabilities, had no negative impact on video AI processes.

Product Enhancements

Successfully achieving our Q2-2024 plan, the first AI video capabilities were integrated into Beamr Cloud. The AI video enhancements allow automatic caption and transcription generation for videos in multiple languages.

Incorporating these AI features is a first step in augmenting Beamr Cloud with cutting-edge services. We consider AI video to be at the forefront of the video industry in the coming years, shifting and improving current video processes, hence we plan to provide our customers with such workflows.

Since launching Beamr Cloud  in February 2024, we have been in constant contact with dozens of prospective customers from enterprises to medium-sized and small businesses. This has resulted in improving the pricing model of our products to a “flexible pricing model”, including three tiers:

(1)	Special plans for enterprises, including secured virtual private cloud (VPC) as well as other capabilities tailored to their needs.

(2)	Subscription plans for long-term contracts, with flexible pricing according to usage growth.

(3)	Prepaid packages for users with specific video needs, such as video archives.

These flexible pricing model plans are available for customers of the cloud platforms, AWS and OCI, allowing them immediate and automated onboarding to Beamr Cloud’s optimization, modernization and AI services.

Collaboration with Industry Giants

ACM Mile-High-Video 2024

In February 2024, we presented research on automated video modernization to the advanced format, AV1, at ACM Mile-High-Video 2024, a flagship video formats and streaming event.

GTC – GPU Technology Conference

In March 2024, we presented at GTC, a global conference about the future of AI and accelerated computing, in which we spotlighted plans for integrating AI workflows into Beamr Cloud.

NAB Show 2024

In April 2024, Beamr demonstrated how our perceptual optimization technology (CABR), accelerated by GPUs, is poised to overcome 5G bandwidth bottlenecks that are due to internet providers’ difficulty to support the always-growing demand for real-time video streaming required for live event transmission and other use cases.

Oracle Inc.

Beamr Cloud was launched on OCI in June 2024. OCI is the second cloud service that provides to its customers Beamr’s GPU-based video optimization services, following AWS.

When we announced this collaboration with Oracle, David Hicks, Oracle’s group vice president, Worldwide ISV Cloud Business Development said in a joint press release : “Beamr’s commitment to innovation with the Oracle Cloud and quality execution helps our mutual customers receive cloud-enabled, automated, and scalable video processing solutions ready to meet critical business needs.”.

The collaboration with OCI has opened access to customers of both companies to the newest generation of GPUs, and preliminary testing showed the potential for increased video processing speed by up to 30%. Alongside the enhanced service on a second cloud platform, Beamr has achieved “Powered by Oracle Cloud” expertise and was chosen as one of OCI’s AI innovators .

SIGGRAPH 2024

In July 2024, Beamr participated in SIGGRAPH 2024, the premier conference on computer graphics and interactive tech. Beamr demonstrated the optimization process of a massive high-quality, high-resolution video rendered from 3D design - reducing it to one-fourth of its original size while securing the same quality. The demonstration was on Oracle Cloud Infrastructure, using GPU-accelerated computing.

The Way Forward - Accelerated Growth

In Q2-2024 and continuing into Q3-2024, we strengthened and expanded our activities, mainly due to raising gross proceeds of approximately $13.8 million in an underwritten offering (prior to deducting underwriting discounts and other offering expenses) that we closed in February 2024.

To further accelerate Beamr’s growth, we have recently appointed a Chief Operations Officer, Mr. Haggai Barel. In his new role, Mr. Barel will be responsible for advancing Beamr’s significant growth in research & development, product and marketing, and will be an essential contributor in building and promoting Beamr Cloud.

Furthermore, we have appointed Ms. Yael Carter as Head of Human Resources. Ms. Carter will contribute significantly to scaling Beamr’s workforce in order to drive the growth of our company and cloud services.

In the coming months, our enhanced management, together with our marketing, sales and research and development teams, will focus on the rapid addition of unique cloud capabilities that will further differentiate Beamr Cloud from other services, alongside seeking out new opportunities for further collaborations and partnerships, distribution agreements and contracts with new customers.

First Half 2024 Financial Results

●	Revenues increased by $0.05 million, or 5% to $1 million for the six months ended June 30, 2024, from $0.955 million for the six months ended June 30, 2023. The increase was primarily due to signing new license agreements offset by certain license agreements that were terminated.
●	Cost of revenues increased by $0.035 million, or 71% to $0.085 million for the six months ended June 30, 2024, from $0.05 million for the six months ended June 30, 2023. The increase was primarily due to amortization of capitalized internal-use software costs related to our Beamr Cloud SaaS solution.
●	Research and development expenses increased by $0.09 million, or 10% to $1 million for the six months ended June 30, 2024, from $0.912 million for the six months ended June 30, 2023. The increase was mainly due to an increase in subcontractors’ professional fees.
●	Selling and marketing expenses increased by $0.113 million, or 57% to $0.3 million for the six months ended June 30, 2024, from $0.197 million for the six months ended June 30, 2023. The increase was primarily due to costs related to the hiring of a new sales executive, as well as conference expenses.
●	General and administrative expenses increased by $0.35 million, or 44% to $1.15 million for of six months ended June 30, 2024, from $0.8 million for of six months ended June 30, 2023. The increase was primarily due to service providers expenses related to the company being a public entity (legal, insurance, accounting, NASDAQ fees, Sarbanes Oxley and investor relations).
●	Financing income decreased by $0.62 million, or 273% to $(0.4) million for the six months ended June 30, 2024, from $0.23 million for the six months ended June 30, 2023. The decrease was primarily due to changes in the fair value of derivative warrants liability related to certain warrants granted to a commercial bank offset by income from interest on bank deposits.
●	Net loss for the six months ended June 30, 2024 was $1.96 million or $0.13 basic net loss per ordinary share, compared to a net loss of $0.78 million, or $0.08 basic net loss per ordinary share, in the six months ended June 30, 2023. The increase in the net loss is attributed mainly to above change in the operating expenses.
●	Beamr ended the second quarter of 2024 with $14.1 million in cash and cash equivalents, compared to $6.2 million as of the second quarter ended 2023. In addition, Beamr has $3.5 million in short-term bank deposits as of the second quarter ended 2024.

We look forward to informing you in Q3 of our exciting developments and achievements.

Respectfully,

Sharon Carmel
Chief Executive Officer, Beamr Imaging Ltd.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com

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